[Patton Boggs LLP Letterhead]

February 15, 2005	Corey D. O’Brien cobrien@pattonboggs.com (202) 457-6622

Securities and Exchange Commission

Attn: Filing Desk

450 5th Street, N.W.

Washington, D.C. 20549-0408

Re:	North Penn Bancorp, Inc.
Conversion Valuation Appraisal – Exhibit 99.4
File No. 333-121121

Dear Sir or Madam:

On behalf of North Penn Bancorp, Inc. and in accordance with Rule 202 of Regulation S-T, this Conversion Valuation Appraisal is being filed in paper pursuant to a continuing hardship exemption. The Conversion Valuation Appraisal is Exhibit 99.4 of the Amended Form SB-2 filed with the Commission on February 15, 2005. I have attached a copy of a letter from Mr. Herbert D. Scholl granting a continuing hardship exemption for your information.

If you have any questions or would like additional clarification, please do not hesitate to call me at (202) 457-6622.

Very truly yours,

/s/ Corey D. O’Brien
Corey D. O’Brien

cc:	William Friar, Securities and Exchange Commission (w/o enclosures)
Gregory Dundas, Securities and Exchange Commission (w/o enclosures)
Frederick L. Hickman, North Penn Bancorp, Inc. (w/o enclosures)
Dennis E. Gibney, FinPro, Inc. (w/o enclosures)
Joseph G. Passaic, Jr., Esq., Patton Boggs LLP (w/o enclosures)